UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On May 13, 2025, Swvl Holdings Corp (“Swvl”) issued a press release titled: “Swvl Grows 12.4% Quarter on Quarter in IFRS Revenue, 47% Quarter on Quarter Growth in Revenue in Constant Currency, and Achieves $0.8 million in Net Profit in Q1 2025.” A copy of this press release is furnished herewith as Exhibit 99.1.

On May 13, 2025, Swvl also made available an investor presentation on its website. A copy of the investor presentation is furnished herewith as Exhibit 99.2.

The sections titled “Key Highlights” and “Forward-Looking Statements” in the press release are incorporated by reference into Swvl’s Registration Statement on Form F-3 (Registration No. 333-279918) and Form S-8 (Registration No. 333-265464) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release titled: “Swvl Grows 12.4% Quarter on Quarter in IFRS Revenue, 47% Quarter on Quarter Growth in Revenue in Constant Currency, and Achieves $0.8 million in Net Profit in Q1 2025.”
99.2	Investor presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: May 14, 2025	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer